Exhibit 99.1

NICE Reports Strong Finish to 2017 with 31% Growth in Annual
Revenue and 14% Growth in Annual EPS

Cloud Revenue Exceeds $100 Million in the Fourth Quarter 2017
Record Operating Cash Flow of Nearly $400 Million for the Full Year 2017

Hoboken, New Jersey, February 15, 2018 - NICE (NASDAQ: NICE) today announced results for the fourth quarter and full year 2017 ended December 31, 2017.

Full Year 2017 Financial Highlights

GAAP	Non-GAAP
Record revenue of $1,332 million, growth of 31% year-over-year	Record revenue of $1,346 million, growth of 31% year-over-year
Gross margin of 64.8% compared to 66.7% last year	Gross margin of 71.6% compared to 72.0% last year
Operating income of $150 million compared to $134 million last year, an increase of 12%	Record operating income of $336 million compared to $273 million last year, an increase of 23%
Operating margin of 11.3% compared to 13.2% last year	Operating margin of 25.0% compared to 26.5% last year
Record diluted EPS from continuing operations of $2.31 versus $2.02 last year, 14% growth	Record diluted EPS from continuing operations of $4.10 versus $3.61 last year, 14% growth
Record operating cash flow of $395 million compared to $228 million last year

Fourth Quarter 2017 Financial Highlights

GAAP	Non-GAAP
Record revenue of $392 million, growth of 21% year-over-year	Record revenue of $396 million, growth of 20% year-over-year
Gross margin of 68.4% compared to 68.3% last year	Record gross margin of 74.2% compared to 73.9% last year
Operating income of $63 million compared to $37 million last year, an increase of 70%	Record operating income of $112 million compared to $94 million last year, an increase of 20%
Operating margin of 16.1% compared to 11.5% last year	Operating margin of 28.4% compared to 28.6% last year
Record diluted EPS from continuing operations of $1.27 versus $0.49 last year, 159% growth	Record diluted EPS from continuing operations of $1.35 versus $1.18 last year, 14% growth
Operating cash flow more than doubled to $87 million compared to $42 million last year

“We ended the year on a high note as we demonstrated strong momentum across the board,” said Barak Eilam, CEO of NICE.  “The strong performance in 2017 is attributed to the ongoing successful execution of our NICE2B strategic plan, which was first introduced one year ago.”

Mr. Eilam continued, “As we move forward, we are confident about the opportunities ahead. Our addressable market has increased five-fold; cloud, which now represents approximately 30% of our total revenue, is expected to grow to more than 50% of our total revenue in the years to come; analytics, which has fueled our growth will continue to expand with the addition of artificial intelligence; and, we now have the platform and an effective go-to-market to address all segments of the market, both large and small enterprises.

“We are stepping into 2018 with continued momentum. Furthermore, we expect to exit 2018 with a cloud revenue run rate of half a billion dollars and to continue to grow our operating income at a double digit rate.”

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2017 and 2016.

Revenues: Fourth quarter 2017 total revenues increased 21.1% to $392.2 million compared to $323.9 million for the fourth quarter of 2016.
Full year 2017 total revenues increased 31.2% to $1,332.2 million compared to $1,015.5 million for the full year 2016.

Gross Profit: Fourth quarter 2017 gross profit and gross margin increased to $268.3 million and 68.4%, respectively, compared to $221.1 million and 68.3%, respectively, for the fourth quarter of 2016.
Full year 2017 gross profit increased to $863.5 million compared to $677.8 million and gross margin was 64.8% compared to 66.7% for the full year 2016.

Operating Income: Fourth quarter 2017 operating income and operating margin increased to $63.2 million and 16.1%, respectively, compared to $37.1 million and 11.5%, respectively, for the fourth quarter of 2016.
Full year 2017 operating income increased to $150.1 million compared to $134.2 million and operating margin was 11.3% compared to 13.2% for the full year 2016.

Net Income from Continuing Operations: Fourth quarter 2017 net income and net income margin increased to $79.4 million and 20.2%, respectively, compared to $30.0 million and 9.3%, respectively, for the fourth quarter of 2016.
Full year 2017 net income increased to $143.3 million compared to $123.1 million net income margin was 10.8%, compared to 12.1%, for the full year 2016.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the fourth quarter of 2017 increased to $1.27 compared to $0.49 in the fourth quarter of 2016.
Fully diluted earnings per share for the full year 2017 increased to $2.31 compared to $2.02 for the full year 2016.

Operating Cash Flow and Cash Balance: Fourth quarter 2017 operating cash flow was $86.6 million. Full year operating cash flow reached $394.7 million. In the fourth quarter, $4.1 million was used for share repurchases and $24.4 million in the full year of 2017. As of December 31, 2017, total cash and cash equivalents, short term investments and marketable securities were $525.1 million, and total debt was $447.6 million.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2017 and 2016.

Revenues: Fourth quarter 2017 non-GAAP total revenues increased to $395.8 million, up 20.5% from $328.5 million for the fourth quarter of 2016.
Non-GAAP total revenues for the full year 2017 increased 30.6% to $1,345.9 million compared to $1,030.3 million for the full year 2016.

Gross Profit: Fourth quarter 2017 non-GAAP gross profit and non-GAAP gross margin increased to $293.5 million and 74.2%, respectively, from $242.8 million and 73.9%, respectively, for the fourth quarter of 2016.
Full year 2017 non-GAAP gross profit increased to $963.6 million compared to $741.9 million and non-GAAP gross margin was 71.6% compared to 72.0% for the full year 2016.

Operating Income: Fourth quarter 2017 non-GAAP operating income increased to $112.4 million compared to $93.9 million, and non-GAAP operating margin was 28.4% compared to 28.6% for the fourth quarter of 2016.
Full year 2017 non-GAAP operating income increased to $336.3 million compared to $272.6 million and non-GAAP operating margin 25.0% compared to 26.5% for the full year 2016.

Net Income from Continuing Operations: Fourth quarter 2017 non-GAAP net income increased to $84.5 million compared to $72.4 million, and non-GAAP net income margin was 21.3% compared to 22.0% for the fourth quarter of 2016.
Full year 2017 non-GAAP net income increased to $254.5 million compared to $220.6 million and non-GAAP net margin was 18.9% compared to 21.4% for the full year 2016.

Fully Diluted Earnings Per Share from Continuing Operations: Fourth quarter 2017 non-GAAP fully diluted earnings per share increased 14.4% to $1.35, compared to $1.18 for the fourth quarter of 2016.
Full year 2017 non-GAAP fully diluted earnings per share increased 13.6% to $4.10 compared to $3.61 for the full year 2016.

First Quarter and Full Year 2018 Guidance:

Effective January 1st, 2018, the company adopted ASC 606 using the modified retrospective method. 2018 financial data will be reported in both ASC 606 and ASC 605.

Guidance for the first quarter and the full-year 2018 is provided using the accounting standard ASC 605 in order to provide better transparency and comparability to 2017 financial data, which was reported under ASC 605.

First Quarter 2018: First quarter 2018 non-GAAP total revenues are expected to be in a range of $328 million to $338 million. First quarter 2018 non-GAAP fully diluted earnings per share are expected to be in a range of $0.97 to $1.03.

Full Year 2018: Full year 2018 non-GAAP total revenues are expected to be in a range of $1,430 million to $1,454 million. Full year 2018 non-GAAP fully diluted earnings per share are expected to be in a range of $4.40 to $4.60.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, February 15th, 2018 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-311-600, United Kingdom 0-800-678-1161, Israel 1-809-344-364. The Passcode is 658 808 66. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 646 562 13.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation, and certain business combination accounting entries, amortization of discount on long term debt, realized gain from substantial liquidation of marketable securities and tax adjustment re non-GAAP adjustments and tax reform adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and the risk that we will not be able to successfully execute on the Company’s cloud business strategy and generate profitability. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS of INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2017	2016	2017	2016
	Unaudited	Audited	Unaudited	Audited

Revenue:
Product	$114,822	$110,975	$318,946	$306,252
Services	175,947	164,642	652,040	623,783
Cloud	101,466	48,243	361,166	85,507
Total revenue	392,235	323,860	1,332,152	1,015,542

Cost of revenue:
Product	11,397	13,246	51,065	53,032
Services	59,128	68,610	225,020	250,022
Cloud	53,436	20,906	192,588	34,679
Total cost of revenue	123,961	102,762	468,673	337,733

Gross profit	268,274	221,098	863,479	677,809

Operating Expenses:
Research and development, net	50,132	40,882	181,107	141,528
Selling and marketing	107,070	91,983	361,328	268,349
General and administrative	37,313	44,342	129,071	116,569
Amortization of acquired intangible assets	10,583	6,775	41,902	17,187
Total operating expenses	205,098	183,982	713,408	543,633

Operating income	63,176	37,116	150,071	134,176

Finance and other income (expense), net	(3,698)	(1,360)	(20,411)	10,305

Income from continuing operations before tax	59,478	35,756	129,660	144,481
Taxes on income (tax benefits)	(19,910)	5,765	(13,631)	21,412
Net income from continuing operations	79,388	29,991	143,291	123,069

Discontinued operations
Loss from discontinued operations	-	(5,976)	-	(8,235)
Tax benefits	-	(2,086)	-	(2,086)
Net loss from discontinued operations	-	(3,890)	-	(6,149)

Net income	$79,388	$26,101	$143,291	$116,920

Basic earnings per share from continuing operations	$1.30	$0.50	$2.37	$2.06
Basic earnings (loss) per share from discontinued operations	$-	$(0.06)	$-	$(0.10)
Basic earnings per share	$1.30	$0.44	$2.37	$1.96

Diluted earnings per share from continuing operations	$1.27	$0.49	$2.31	$2.02
Diluted earnings (loss) per share from discontinued operations	$-	$(0.06)	$-	$(0.10)
Diluted earnings per share	$1.27	$0.43	$2.31	$1.92

Weighted average number of shares
outstanding used to compute:

Basic earnings (loss) per share	60,861	59,977	60,444	59,667
Diluted earnings (loss) per share	62,534	61,349	62,119	61,035

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2017	2016	2017	2016
GAAP revenues	$392,235	$323,860	$1,332,152	$1,015,542
Valuation adjustment on acquired deferred product revenue	15	526	317	1,976
Valuation adjustment on acquired deferred service revenue	752	2,929	4,667	6,932
Valuation adjustment on acquired deferred cloud revenue	2,760	1,189	8,754	5,862
Non-GAAP revenues	$395,762	$328,504	$1,345,890	$1,030,312

GAAP cost of revenue	$123,961	$102,762	$468,673	$337,733
Amortization of acquired intangible assets on cost of product	(5,296)	(5,994)	(23,782)	(26,161)
Amortization of acquired intangible assets on cost of services	(987)	(2,961)	(6,341)	(9,642)
Amortization of acquired intangible assets on cost of cloud	(12,646)	(5,487)	(46,352)	(5,487)
Valuation adjustment on acquired deferred cost of services	353	182	1,486	182
Cost of product revenue adjustment (1,3)	(189)	(189)	(683)	(503)
Cost of services revenue adjustment (1,2,3)	(2,071)	(2,122)	(7,696)	(6,969)
Cost of cloud revenue adjustment (1,2)	(833)	(490)	(2,965)	(697)
Non-GAAP cost of revenue	$102,292	$85,701	$382,340	$288,456

GAAP gross profit	$268,274	$221,098	$863,479	$677,809
Gross profit adjustments	25,196	21,705	100,071	64,047
Non-GAAP gross profit	$293,470	$242,803	$963,550	$741,856

GAAP operating expenses	$205,098	$183,982	$713,408	$543,633
Research and development (1,2,3)	(2,394)	(2,150)	(9,045)	(6,612)
Sales and marketing (1,2,3)	(6,083)	(6,984)	(23,243)	(18,123)
General and administrative (1,2,3)	(4,983)	(19,171)	(12,010)	(32,417)
Amortization of acquired intangible assets	(10,583)	(6,775)	(41,902)	(17,187)
Non-GAAP operating expenses	$181,055	$148,902	$627,208	$469,294

GAAP finance & other income (expense), net	$(3,698)	$(1,360)	$(20,411)	$10,305
Amortization of discount on long term debt	2,149	379	13,547	379
Realized gain from substantial liquidation of marketable securities	-	-	-	(2,711)
Non-GAAP finance & other income (expense), net	$(1,549)	$(981)	$(6,864)	$7,973

GAAP taxes on income	$(19,910)	$5,765	$(13,631)	$21,412
Tax adjustments re non-GAAP adjustments	15,373	14,737	57,671	38,490
Tax reform adjustment	30,923	-	30,923	-
Non-GAAP taxes on income	$26,386	$20,502	$74,963	$59,902

GAAP net income	$79,388	$29,991	$143,291	$123,069
Valuation adjustment on acquired deferred revenue	3,527	4,644	13,738	14,770
Valuation adjustment on acquired deferred cost of service of revenue	(353)	(182)	(1,486)	(182)
Amortization of acquired intangible assets	29,512	21,217	118,377	58,477
Share-based compensation (1)	16,080	14,833	56,980	40,547
Re-organization expenses (income) (2)	-	7,780	(3,067)	11,073
Acquisition related expenses (3)	473	8,493	1,729	13,701
Amortization of discount on long term debt	2,149	379	13,547	379
Realized gain from substantial liquidation of marketable securities	-	-	-	(2,711)
Tax adjustments re non-GAAP adjustments and tax reform	(46,296)	(14,737)	(88,594)	(38,490)
Non-GAAP net income	$84,480	$72,418	$254,515	$220,633

GAAP diluted earnings per share	$1.27	$0.49	$2.31	$2.02

Non-GAAP diluted earnings per share	$1.35	$1.18	$4.10	$3.61

Shares used in computing GAAP diluted earnings per share	62,534	61,349	62,119	61,035

Shares used in computing Non-GAAP diluted earnings per share	62,534	61,349	62,119	61,035

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended		Year to date
	December 31,		December 31,
	2017	2016	2017	2016
Cost of product revenue	$(189)	$(189)	$(683)	$(493)
Cost of service revenue	(2,064)	(2,120)	(7,689)	(6,690)
Cost of cloud revenue	(833)	(490)	(2,965)	(721)
Research and development	(2,387)	(2,140)	(9,038)	(5,681)
Sales and marketing	(6,022)	(5,933)	(23,107)	(16,374)
General and administrative	(4,585)	(3,961)	(13,498)	(10,588)
	$(16,080)	$(14,833)	$(56,980)	$(40,547)

(2)           Re-organization (expenses) income

	Quarter ended		Year to date
	December 31,		December 31,
	2017	2016	2017	2016

Cost of service revenue	$-	$-	$-	$(270)
Cost of cloud revenue	-	-	-	24
Research and development	-	-	-	(896)
Sales and marketing	-	-	-	(150)
General and administrative	-	(7,780)	3,067	(9,781)
	$-	$(7,780)	$3,067	$(11,073)

(3)	Acquisition related expenses

	Quarter ended		Year to date
	December 31,		December 31,
	2017	2016	2017	2016

Cost of product revenue	$-	$-	$-	$(10)
Cost of service revenue	(7)	(2)	(7)	(9)
Research and development	(7)	(10)	(7)	(35)
Sales and marketing	(61)	(1,051)	(136)	(1,599)
General and administrative	(398)	(7,430)	(1,579)	(12,048)
	$(473)	$(8,493)	$(1,729)	$(13,701)

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2017	2016	2017	2016
	Unaudited	Audited	Unaudited	Audited

Operating Activities

Net income	$79,388	$26,101	$143,291	$116,920
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	40,992	27,469	156,301	77,801
Stock based compensation	16,080	14,833	56,980	40,547
Amortization of premium and discount and accrued interest on marketable securities	222	86	646	2,441
Deferred taxes, net	(36,696)	(8,393)	(70,884)	(25,905)
Changes in operating assets and liabilities:
Trade Receivables	(35,075)	(72,462)	37,735	(31,784)
Prepaid expenses and other current assets	6,856	10,214	(6,839)	2,078
Trade payables	2,029	(525)	2,665	4,392
Accrued expenses and other current liabilities	34,162	35,978	25,541	17,994
Deferred revenue	(23,552)	(6,817)	41,624	9,379
Long term liabilities	(117)	7,443	(5,169)	7,529
Gain on sale and loss on disposal of discontinued operations	-	7,158	-	9,148
Realized gain on marketable securities	-	(22)	-	(3,388)
Amortization of discount on long term debt	2,149	379	13,547	379
Other	150	949	(776)	681
Net cash provided by operating activities	86,588	42,391	394,662	228,212

Investing Activities

Purchase of property and equipment	(8,467)	(9,113)	(39,889)	(27,278)
Purchase of Investments	(37,406)	-	(133,423)	(47,221)
Proceeds from Investments	12,669	28,915	64,295	449,880
Capitalization of software development costs	(6,890)	(3,796)	(27,936)	(8,502)
Investments in affiliates and other purchases	-	(1,500)	-	(1,500)
Repayment from sale of discontinued operations	-	(7,158)	-	(9,148)
Payments for business acquisitions, net of cash acquired	(38,147)	(1,004,921)	(76,027)	(1,156,249)
Net cash used in investing activities	(78,241)	(997,573)	(212,980)	(800,018)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	2,453	2,264	19,240	23,525
Purchase of treasury shares	(4,114)	(8,613)	(24,428)	(43,630)
Dividends paid	-	(9,598)	(9,637)	(38,202)
Capital Lease payments	-	(392)	(137)	(1,087)
Repayment of long term debt	-	-	(260,000)	-
Proceeds from issuance of debt, net of costs	-	464,841	-	464,841
Proceeds from issuance of exchangeable notes	-	-	260,135	-
Net cash provided by (used in) financing activities	(1,661)	448,502	(14,827)	405,447

Effect of exchange rates on cash and cash equivalents	687	(2,419)	4,421	(2,546)

Net change in cash and cash equivalents	7,373	(509,099)	171,276	(168,905)
Cash and cash equivalents, beginning of period	320,929	666,125	157,026	325,931

Cash and cash equivalents, end of period	$328,302	$157,026	$328,302	$157,026

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2017	2016
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$328,302	$157,026
Short-term investments	63,951	30,287
Trade receivables	230,729	260,220
Prepaid expenses and other current assets	68,032	57,966
Discontinued operations	2,042	3,734

Total current assets	693,056	509,233

LONG-TERM ASSETS:
Long-term investments	132,820	98,726
Property and equipment, net	118,275	87,678
Deferred tax assets	11,850	14,093
Other intangible assets, net	551,347	618,735
Goodwill	1,318,242	1,284,710
Other long-term assets	19,496	18,701

Total long-term assets	2,152,030	2,122,643

TOTAL ASSETS	$2,845,086	$2,631,876

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loan	$-	$21,164
Trade payables	29,438	25,634
Deferred revenues and advances from customers	184,564	149,801
Accrued expenses and other liabilities	309,161	273,134
Discontinued operations	189	3,077

Total current liabilities	523,352	472,810

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	37,550	22,710
Deferred tax liabilities	57,796	146,952
Long-term debt	447,642	444,016
Other long-term liabilities	29,185	34,056

Total long-term liabilities	572,173	647,734

SHAREHOLDERS' EQUITY	1,749,561	1,511,332

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,845,086	$2,631,876